June 28, 2006

Song P. Brandon, Esq.

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	AVVAA World Health Care Products, Inc.

Preliminary Proxy Statement on Schedule 14A

File Number 0-31611

Dear Ms. Brandon:

We represent AVVAA World Health Care Products, Inc. (“AVVAA”). We are in receipt of your letter dated June 20, 2006 regarding the above referenced filing and the following are our responses:

Increase in Authorized Capital Stock, page 14

1.

We refer you to your registration statement on Form SB-2 File No. 333-134321, which you filed on May 19, 2006. In that registration statement you indicated that you were planning on amending your certificate of incorporation to increase the number of authorized capital stock available to you in connection with the conversion of the notes and purchase agreement as described in the Form SB-2. In that regard, it is our understanding that you are including this proposal to increase your authorized amount of common stock for purposes related to conversion of the notes you have outstanding. As such, please revise this proxy statement to provide that one of the reasons you are seeking to increase the number of authorized shares of your common stock is to have sufficient shares to cover the conversion of the notes and purchase agreement. Additionally, please revise this proxy statement to include information about the notes and the purchase agreement. Please ensure that the disclosure you have in the proxy statement and Form SB-2 are consistent with each other.

Answer:                Please be advised that the proxy statement has been revised to provide that one of the reasons the Company is seeking to increase the number of authorized shares of its common stock is to have sufficient shares to cover the conversion of the notes and purchase agreement. Additionally, the proxy statement has been further amended to include information about the notes and the purchase agreement.

2.

Please provide a statement, if true that, you have no current intentions or understandings to issue the additional authorized shares of capital stock other than with respect to the conversion of the notes as set forth in your Form SB-2.

Answer:                Please be advised that the proxy statement has been revised to include the statement that the Company has no current intentions or understandings to issue the additional authorized shares of capital stock other than with respect to the conversion of the notes as set forth in the Company’s Form SB-2.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: __/s/ Richard I. Anslow_____

RICHARD I. ANSLOW

RIA/